VIRIDAX CORPORATION
270 N.W. 3rd Court
Boca Raton, Florida 33432-3720
Telephone: 561-368-1427
Facsimile: 561-395-8312
www. Viridax.com

November 21, 2006

William H. Thompson, Branch Chief
United States Securities & Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549-3561

Re:  Viridax Corporation
SEC response Letter of November 14, 2006
File No. 0-33473

Dear Mr. Thompson:

This correspondence is in answer to your correspondence of November 14, 2006 and the filings referenced in that correspondence.

Your correspondence contained 4 numbered comments. The responses below correspond to those numbered comments.

Form 10-KSB for Fiscal Year Ended April 30, 2006

Item 8A. Controls and Procedures, page 16

1.
As requested, we will revise in future filings that our officers concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in filed reports is accumulated and communicated to management, including our principal executive and principal financial officer, to allow timely decisions regarding required disclosure.

Financial Statements

Note 2. Summary of Significant Accounting Policies
Bacteriophage Material, Page F-10

2.
This to confirm that at the date of its acquisition, the bacteriophage material had an alternative future use without any alteration or modification. The bacteriophage material could be marketed to phage therapy centers in other countries.

3.
The bacteriophage material will be amortized over its useful life. Under SFAS No. 142, paragraph 11, the useful life of an intangible asset is defined as the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the entity. The bacteriophage material will be amortized to expense when it is commercially marketable based on the estimated future units of production subject to review for earlier impairment.

Exhibits 31.1 and 31.2 Certifications

4.	The certification periods you refer to were typographical errors, and the correct periods will be stated in all future filings.

As we have responded previously to the same requests, please accept this communication as a statement from Viridax Corporation that the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staf comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Ledyard H. DeWees

Secretary and General Counsel